UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)

StoneMor Partners L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

86183Q 10 0

(CUSIP Number)

Attn: Keith Ogden

c/o American Infrastructure MLP Fund II

950 Tower Lane, Suite 800

Foster City, CA 94404

Tel: (650) 854-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person American Cemeteries Infrastructure Investors, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐(1)
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 2,364,162 (2)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 2,364,162 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,364,162 (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.2% (3)
14	Type of Reporting Person OO

(1)

This Schedule 13D, as amended, is filed on behalf of American Cemeteries Infrastructure Investors, LLC (“ACII”), AIM Universal Holdings, LLC, the sole manager of ACII (“AUH”), StoneMor GP Holdings LLC (“GP Holdings”), Matthew P. Carbone, a managing member of AUH (“Carbone”), and Robert B. Hellman, Jr., a director of StoneMor GP LLC, the general partner of the Issuer, and a managing member of AUH (“Hellman”, and together with Carbone, the “Managing Members”). ACII, AUH, GP Holdings and the Managing Members are hereinafter collectively referred to as the “Reporting Persons.”

(2)

These common units representing limited partner interests (“Common Units”) are held by ACII. AUH is the sole manager of ACII. The Managing Members are managing members of AUH and may be deemed to share voting and dispositive power over the Common Units held by ACII. Excludes Common Units held by any of the Separately Filing Group Members (as defined below).

(3)	This percentage is calculated based upon 38,260,471 Common Units outstanding on March 29, 2019, as disclosed by the Issuer on its annual report on Form 10-K, filed April 3, 2019.

1	Name of Reporting Person AIM Universal Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐(1)
3	SEC Use Only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 2,364,162 (2)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 2,364,162 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,364,162 (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.2% (3)
14	Type of Reporting Person OO

(1)

This Schedule 13D, as amended, is filed on behalf of American Cemeteries Infrastructure Investors, LLC (“ACII”), AIM Universal Holdings, LLC, the sole manager of ACII (“AUH”), StoneMor GP Holdings LLC (“GP Holdings”), Matthew P. Carbone, a managing member of AUH (“Carbone”), and Robert B. Hellman, Jr., a director of StoneMor GP LLC, the general partner of the Issuer, and a managing member of AUH (“Hellman”, and together with Carbone, the “Managing Members”). ACII, AUH, GP Holdings and the Managing Members are hereinafter collectively referred to as the “Reporting Persons.”

(2)

These common units representing limited partner interests (“Common Units”) are held by ACII. AUH is the sole manager of ACII. The Managing Members are managing members of AUH and may be deemed to share voting and dispositive power over the Common Units held by ACII. Excludes Common Units held by any of the Separately Filing Group Members (as defined below).

(3)	This percentage is calculated based upon 38,260,471 Common Units outstanding on March 29, 2019, as disclosed by the Issuer on its annual report on Form 10-K, filed April 3, 2019.

1	Name of Reporting Person StoneMor GP Holdings LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐(1)
3	SEC Use Only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 2,332,878 (2)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 2,332,878 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,332,878 (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.1% (3)
14	Type of Reporting Person OO

(1)

This Schedule 13D, as amended, is filed on behalf of American Cemeteries Infrastructure Investors, LLC (“ACII”), AIM Universal Holdings, LLC, the sole manager of ACII (“AUH”), StoneMor GP Holdings LLC (“GP Holdings”), Matthew P. Carbone, a managing member of AUH (“Carbone”), and Robert B. Hellman, Jr., a director of StoneMor GP LLC, the general partner of the Issuer, and a managing member of AUH (“Hellman”, and together with Carbone, the “Managing Members”). ACII, AUH, GP Holdings and the Managing Members are hereinafter collectively referred to as the “Reporting Persons.”

(2)

These common units representing limited partner interests (“Common Units”) are held by GP Holdings. Hellman is a director of GP Holdings and, as the sole trustee (the “Trustee”) under a trust established pursuant to a Voting and Investment Trust Agreement for the pecuniary benefit of ACII, has exclusive voting and investment power over approximately 89.01% of the membership interests in, and has the power to designate all but one of the directors of, GP Holdings. As a result, Hellman may be deemed to share voting and dispositive power over the Common Units held by GP Holdings. Excludes Common Units held by any of the Separately Filing Group Members (as defined below).

(3)	This percentage is calculated based upon 38,260,471 Common Units outstanding on March 29, 2019, as disclosed by the Issuer on its annual report on Form 10-K, filed April 3, 2019.

1	Name of Reporting Person Matthew P. Carbone
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐(1)
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 2,364,162 (2)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 2,364,162 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,364,162 (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.2% (3)
14	Type of Reporting Person IN

(1)

This Schedule 13D, as amended, is filed on behalf of American Cemeteries Infrastructure Investors, LLC (“ACII”), AIM Universal Holdings, LLC, the sole manager of ACII (“AUH”), StoneMor GP Holdings LLC (“GP Holdings”), Matthew P. Carbone, a managing member of AUH (“Carbone”), and Robert B. Hellman, Jr., a director of StoneMor GP LLC, the general partner of the Issuer, and a managing member of AUH (“Hellman”, and together with Carbone, the “Managing Members”). ACII, AUH, GP Holdings and the Managing Members are hereinafter collectively referred to as the “Reporting Persons.”

(2)

These common units representing limited partner interests (“Common Units”) are held by ACII. AUH is the sole manager of ACII. The Managing Members are managing members of AUH and may be deemed to share voting and dispositive power over the Common Units held by ACII. Excludes Common Units held by any of the Separately Filing Group Members (as defined below).

(3)	This percentage is calculated based upon 38,260,471 Common Units outstanding on March 29, 2019, as disclosed by the Issuer on its annual report on Form 10-K, filed April 3, 2019.

1	Name of Reporting Person Robert B. Hellman, Jr.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐(1)
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 35,711
	8	Shared Voting Power 4,697,040 (2)
	9	Sole Dispositive Power 35,711
	10	Shared Dispositive Power 4,697,040 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,732,751 (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.4% (3)
14	Type of Reporting Person IN

(1)

This Schedule 13D, as amended, is filed on behalf of American Cemeteries Infrastructure Investors, LLC (“ACII”), AIM Universal Holdings, LLC, the sole manager of ACII (“AUH”), StoneMor GP Holdings LLC (“GP Holdings”), Matthew P. Carbone, a managing member of AUH (“Carbone”), and Robert B. Hellman, Jr., a director of StoneMor GP LLC, the general partner of the Issuer, and a managing member of AUH (“Hellman”, and together with Carbone, the “Managing Members”). ACII, AUH, GP Holdings and the Managing Members are hereinafter collectively referred to as the “Reporting Persons.”

(2)

Consists of 2,364,162 common units representing limited partner interests (“Common Units”) held by ACII and 2,332,878 Common Units held by GP Holdings. AUH is the sole manager of ACII. The Managing Members are managing members of AUH and may be deemed to share voting and dispositive power over the Common Units held by ACII. Hellman is a director of GP Holdings and, as the sole trustee (the “Trustee”) under a trust established pursuant to a Voting and Investment Trust Agreement for the pecuniary benefit of ACII, has exclusive voting and investment power over approximately 89.01% of the membership interests in, and has the power to designate all but one of the directors of, GP Holdings. As a result, Hellman may be deemed to share voting and dispositive power over the Common Units held by GP Holdings. Excludes Common Units held by any of the Separately Filing Group Members (as defined below).

(3)	This percentage is calculated based upon 38,260,471 Common Units outstanding on March 29, 2019, as disclosed by the Issuer on its annual report on Form 10-K, filed April 3, 2019.

Introduction.

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) is being filed as an amendment to the initial statement on Schedule 13D relating to the common units representing limited partner interests (the “Common Units”) of StoneMor Partners L.P., a Delaware limited partnership (the “Issuer”), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 2, 2014 and amended on June 23, 2014, February 12, 2016, January 17, 2017, August 1, 2018 and September 28, 2018 (as amended, the “Original Schedule 13D”). Except as amended and supplemented by this Amendment No. 6, the Original Schedule 13D is not amended or supplemented in any respect. Capitalized terms used herein but not defined have the respective meanings ascribed to them in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

First Amendment to Merger and Reorganization Agreement

On September 27, 2018, StoneMor Partners L.P., a Delaware limited partnership (the “Partnership”), StoneMor GP LLC, a Delaware limited liability company and the general partner of the Partnership (“GP”), StoneMor GP Holdings LLC, a Delaware limited liability company and the sole member of GP (“GP Holdings”), and Hans Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of GP (“Merger Sub”), entered into a Merger and Reorganization Agreement (the “Merger Agreement”) pursuant to which, among other things, GP will convert from a Delaware limited liability company into a Delaware corporation to be named StoneMor Inc. (the “Company”) and Merger Sub will merge with and into the Partnership (the “Merger”) with the Partnership surviving and with the Company as its sole general partner.

On April 30, 2019, the parties to the Merger Agreement executed that certain First Amendment to Merger and Reorganization Agreement (the “First Amendment to Merger Agreement”) to extend the Termination Date (as defined in the Merger Agreement) to October 1, 2019.

Second Amendment to Voting and Support Agreement

As previously disclosed, and in connection with the execution and delivery of the Merger Agreement, on September 27, 2018, the Partnership, GP, GP Holdings, Robert B. Hellman, Jr., in his capacity as trustee under the Voting and Investment Trust Agreement for the benefit of American Cemeteries Infrastructure Investors, LLC (“ACII” and together with GP Holdings, the “ACII Entities”), Axar Capital Management, LP, a Delaware limited partnership (“Axar”), Axar GP, LLC, a Delaware limited liability company (“Axar GP”) and Axar Master Fund, Ltd., a Cayman Islands exempted limited partnership (the “Axar Funds,” and together with Axar and Axar GP, the “Axar Entities”) entered into a voting and support agreement (the “Original Voting and Support Agreement”), pursuant to which, among other things, the Axar Entities were restricted from owning or acquiring more than 19.99% in aggregate of the outstanding common units representing limited partner interests in the Partnership (the “Common Units”) prior to the closing of the Merger. The Original Voting and Support Agreement was subsequently amended on February 4, 2019 (such amendment, the “First Amendment to Voting and Support Agreement”) to permit the Axar Entities to acquire up to 27.49% in the aggregate of the outstanding Common Units prior to the closing of the Merger.

On April 30, 2019, and in connection with the execution of the First Amendment to Merger Agreement, the parties to the Original Voting and Support Agreement and First Amendment to Voting and Support Agreement executed that certain Second Amendment to Voting and Support Agreement (the “Second Amendment to Voting and Support Agreement”) to extend the termination date set forth therein to October 1, 2019.

The foregoing descriptions are qualified in their entirety by reference to the First Amendment to Merger Agreement and Second Amendment to Voting and Support Agreement, copies of which are referenced as Exhibit K and Exhibit L, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

The description of the First Amendment to Merger Agreement set forth in Item 4 is incorporated by reference herein.

The description of the Second Amendment to Voting and Support Agreement set forth in Item 4 is incorporated by reference herein.

The applicable information required by Item 6 of Schedule 13D with respect to the Separately Filing Group Members is set forth on Schedule A hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

Exhibit G: Joint Filing Statement.

Exhibit K: First Amendment to Merger Agreement, dated April 30, 2019, by and among StoneMor Partners L.P., StoneMor GP LLC, StoneMor GP Holdings LLC, and Hans Merger Sub, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 1, 2019).

Exhibit L: Second Amendment to Voting and Support Agreement, dated April 30, 2019, by and among StoneMor Partners L.P., StoneMor GP LLC, and the unitholders of StoneMor Partners L.P. named therein (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 1, 2019).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

May 1, 2019	AMERICAN CEMETERIES INFRASTRUCTURE INVESTORS, LLC

	BY:	AIM UNIVERSAL HOLDINGS, LLC
	ITS:	Manager

	By:	/s/ Robert B. Hellman, Jr.
Robert B. Hellman, Jr.
Managing Member

AIM UNIVERSAL HOLDINGS, LLC

	By:	/s/ Robert B. Hellman, Jr.
Robert B. Hellman, Jr.
Managing Member

STONEMOR GP HOLDINGS LLC

	By:	/s/ Joseph M. Redling
Joseph M. Redling
President and Chief Executive Officer

/s/ Matthew P. Carbone
MATTHEW P. CARBONE

/s/ Robert B. Hellman, Jr.
ROBERT B. HELLMAN, JR.

SCHEDULE A

Information Regarding the Separately Filing Group Members

All disclosures in this Schedule A with respect to the Separately Filing Group Members (defined below) are made on the information and belief of the Reporting Persons, based solely on documents filed with the U.S. Securities and Exchange Commission (“SEC”) by the Separately Filing Group Members.

Section 2.	IDENTITY AND BACKGROUND

(a)	The entities and persons listed below are collectively referred to herein as the “Separately Filing Group Members”:

(i)

Axar Capital Management, LP, a Delaware limited partnership, which serves as the investment manager (the “Investment Manager”) to certain funds and/or managed accounts (collectively, the “Axar Vehicles”), with respect to the common units representing limited partner interests (the “Common Units”) of the Issuer held by the Axar Vehicles;

(ii)	Axar GP, LLC, a Delaware limited liability company (“Axar GP”), which serves as the general partner to the Investment Manager, with respect to the Common Units held by the Axar Vehicles; and

(iii)	Mr. Andrew Axelrod, a United States citizen, who serves as the sole member of Axar GP, with respect to the Common Units held by the Axar Vehicles.

(b)	The address of the business office of each of the Separately Filing Group Members is 1330 Avenue of the Americas, 30th Floor, New York, NY 10019.

(c)

The principal business of: (i) the Investment Manager is to serve as investment manager to the Axar Vehicles and certain other funds and/or managed accounts, (ii) Axar GP is to serve as the general partner to the Investment Manager and (iii) Mr. Axelrod is to serve as the sole member to Axar GP.

(d)	None of the Separately Filing Group Members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Separately Filing Group Members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)

The Investment Manager is a limited partnership organized under the laws of Delaware. Axar GP is a limited liability company organized under the laws of Delaware. Mr. Axelrod is a United States citizen.

Section 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Common Units listed in this Schedule A were derived from general working capital of the Axar Vehicles. A total of approximately $51,449,176 was paid to acquire the Common Units listed in this Schedule A.

Section 5.	INTEREST IN SECURITIES OF THE ISSUER

The following information with respect to the ownership of the Common Units of the Issuer by each Separately Filing Group Member is provided:

Separately Filing Group Member	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
Axar Capital Management, LP	0	7,748,435	0	7,748,435	7,748,435	20.1%
Axar GP, LLC	0	7,748,435	0	7,748,435	7,748,435	20.1%
Andrew Axelrod	0	7,748,435	0	7,748,435	7,748,435	20.1%

The percentages used in this Schedule 13D are calculated based upon 38,260,471 Common Units outstanding on March 29, 2019, as disclosed by the Issuer on its annual report on Form 10-K, filed April 3, 2019.

The Axar Vehicles are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Units that may be deemed to be beneficially owned by the Separately Filing Group Members. SMP SPV LLC, a wholly owned subsidiary of Axar Master Fund, Ltd., has the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, more than 5% of the Common Units.

Section 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Separately Filing Group Members may be deemed to have economic exposure to an additional 1,536,717 Common Units pursuant to certain cash-settled equity swaps each between an Axar Vehicle and a broker-dealer counterparty. Such swaps mature on June 20, 2022. The reference prices for such swaps range from $3.1227 to $7.5565. The Separately Filing Group Members do not have voting power or dispositive power with respect to the Common Units referenced in such swaps and disclaim beneficial ownership of the shares underlying such swaps.

Other than as described in this Section 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Section 2 above and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

TRANSACTIONS IN COMMON UNITS OF THE ISSUER BY THE SEPARATELY FILING GROUP MEMBERS

The following table sets forth all transactions in the Common Units effected by the Separately Filing Group Members during the last sixty days disclosed in Schedule 13D filings by the Separately Filing Group Members with the SEC. Except as otherwise noted, all such transactions were effected in the open market through brokers and the price per share is net of commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
03/08/2019	7,221	3.7435
03/11/2019	4,980	3.6950
03/12/2019	415	3.6900
03/14/2019	5,976	3.7481
03/15/2019	1,328	3.7276
03/18/2019	377	3.7500
03/19/2019	13,778	3.7460
03/20/2019	14,608	3.7388
03/22/2019	15,023	3.7400

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
03/25/2019	6,142	3.7082
03/26/2019	12,284	3.7314
03/27/2019	9,296	3.7440
03/28/2019	9,378	3.7458

EXHIBIT G

Joint Filing Statement

Pursuant to Rule 13d-1(k)(l) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13D is being filed on behalf of each of the undersigned.

May 1, 2019	AMERICAN CEMETERIES INFRASTRUCTURE INVESTORS, LLC

	BY:	AIM UNIVERSAL HOLDINGS, LLC
	ITS:	Manager

	By:	/s/ Robert B. Hellman, Jr.
Robert B. Hellman, Jr.
Managing Member

AIM UNIVERSAL HOLDINGS, LLC

	By:	/s/ Robert B. Hellman, Jr.
Robert B. Hellman, Jr.
Managing Member

STONEMOR GP HOLDINGS LLC

	By:	/s/ Joseph M. Redling
Joseph M. Redling
President and Chief Executive Officer

/s/ Matthew P. Carbone
MATTHEW P. CARBONE

/s/ Robert B. Hellman, Jr.
ROBERT B. HELLMAN, JR.